EXHIBIT 99.2

Financial Report

Results of Operations

Three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2018

During the three-month periods ended June 30, 2019 and 2018, we had an average of 60.0 and 54.4 vessels, respectively, in our fleet. In the three-month period ended June 30, 2018, we accepted delivery of the secondhand containerships Michigan and Trader with an aggregate capacity of 2,600 TEU and we sold the container vessel Itea with a capacity of 3,842 TEU. In the three-month periods ended June 30, 2019 and 2018, our fleet ownership days totaled 5,460 and 4,948 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2018	2019

Voyage revenue	$90.6	$117.0	$26.4	29.1%
Voyage expenses	(1.9)	(0.6)	(1.3)	(68.4%)
Voyage expenses – related parties	(0.8)	(1.0)	0.2	25.0%
Vessels’ operating expenses	(26.8)	(28.2)	1.4	5.2%
General and administrative expenses	(1.2)	(1.4)	0.2	16.7%
Management fees – related parties	(4.9)	(5.3)	0.4	8.2%
General and administrative expenses - non-cash component	(1.2)	(0.8)	(0.4)	(33.3%)
Amortization of dry-docking and special survey costs	(1.8)	(2.2)	0.4	22.2%
Depreciation	(23.2)	(27.9)	4.7	20.3%
Amortization of prepaid lease rentals, net	(2.0)	(2.0)	-	n.m.
Loss on sale / disposal of vessels	(0.9)	-	(0.9)	n.m.
Foreign exchange gains / (losses)	(0.1)	0.1	(0.2)	n.m.
Interest income	0.8	0.9	0.1	12.5%
Interest and finance costs	(14.8)	(22.4)	7.6	51.4%
Equity gain on investments	2.9	2.6	(0.3)	(10.3%)
Other	(0.1)	0.3	0.4	n.m.
Loss on derivative instruments	(0.3)	(0.3)	-	n.m.
Net Income	$14.3	$28.8

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2018	2019

Voyage revenue	$90.6	$117.0	$26.4	29.1%
Accrued charter revenue	(1.0)	2.0	3.0	n.m.
Amortization of Time-charter assumed	-	0.1	0.1	100.0%
Voyage revenue adjusted on a cash basis (1)	$89.6	$119.1	$29.5	32.9%

Vessels’ operational data	Three-month period ended June 30,			Percentage Change
	2018	2019	Change

Average number of vessels	54.4	60.0	5.6	10.3%
Ownership days	4,948	5,460	512	10.3%
Number of vessels under dry-docking	6	3	(3)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). Refer to “Financial Summary” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 29.1%, or $26.4 million, to $117.0 million during the three-month period ended June 30, 2019, from $90.6 million during the three-month period ended June 30, 2018. The increase is mainly attributable to revenue earned by (i) nine vessels acquired during the six-month period ended December 31, 2018 and (ii) decreased off-hire days for certain of our vessels during the three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2018; partly offset by decreased charter rates for certain of our vessels and revenue not earned by two vessels sold for demolition in the first quarter of 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 32.9%, or $29.5 million, to $119.1 million during the three-month period ended June 30, 2019, from $89.6 million during the three-month period ended June 30, 2019. Accrued charter revenue for the three-month periods ended June 30, 2019 and 2018, was a positive amount of $2.0 million and a negative amount of $1.0 million, respectively.

Voyage Expenses

Voyage expenses were $0.6 million and $1.9 million for the three-month periods ended June 30, 2019 and 2018, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.0 million and $0.8 million for the three-month periods ended June 30, 2019 and 2018, respectively. Voyage expenses – related parties represent (i) fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. (“Costamare Shipping”) and by Costamare Shipping Services Ltd. (“Costamare Services”) and (ii) charter brokerage fees payable to Blue Net Chartering GmbH & Co. KG (“Blue Net”). Effective July 1, 2019, the fees paid under (i) above will increase to 1.25% in the aggregate on voyage revenues.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $28.2 million and $26.8 million during the three-month periods ended June 30, 2019 and 2018, respectively.

General and Administrative Expenses

General and administrative expenses were $1.4 million and $1.2 million during the three-month periods ended June 30, 2019 and 2018, respectively, and both include $0.63 million which is part of the annual fee that Costamare Services receives based on the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”).

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the “Framework Agreement”) were $5.3 million and $4.9 million during the three-month periods ended June 30, 2019 and 2018, respectively. We terminated, effective April 1, 2019, our agreement with Costamare Shipping, dated November 2, 2015, whereby Costamare Shipping had agreed to pass to us the net profit, if any, it received pursuant to its co-operation agreement with V.Ships Greece Ltd.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component for the three-month period ended June 30, 2019 amounted to $0.8 million, representing the value of the shares issued to Costamare Services on June 28, 2019, pursuant to the Services Agreement. General and administrative expenses – non-cash component for the three-month period ended June 30, 2018, the respective amount was $1.2 million, representing the value of the shares issued to Costamare Services on June 29, 2018, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.2 million and $1.8 million during the three-month periods ended June 30, 2019 and 2018, respectively. During the three-month period ended June 30, 2019, three vessels underwent and completed their special survey. During the three-month period ended June 30, 2018, six vessels underwent and completed their special survey.

Depreciation

Depreciation expense increased by 20.3%, or $4.7 million, to $27.9 million during the three-month period ended June 30, 2019, from $23.2 million during the three-month period ended June 30, 2018. The increase was partly attributable to the increased average number of vessels during the three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2018.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $2.0 million during each of the three-month periods ended June 30, 2019 and 2018.

Loss on sale / disposal of vessels

During the three-month period ended June 30, 2019, no vessel was sold. During the three-month period ended June 30, 2018, we recorded a loss of $0.9 million from the sale of the vessel Itea, which was classified as Asset held for sale as at December 31, 2017.

Interest Income

Interest income amounted to $0.9 million and $0.8 million for the three-month periods ended June 30, 2019 and 2018, respectively.

Interest and Finance Costs

Interest and finance costs were $22.4 million and $14.8 million during the three-month periods ended June 30, 2019 and 2018, respectively. The increase is mainly attributable to the increased average loan balance during the three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2018.

Equity Gain on Investments

During the three-month period ended June 30, 2019, we recorded an equity gain on investments of $2.6 million representing our share of the net gain in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and a wholly-owned subsidiary on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”) on the other hand. Since November 12, 2018, we have held 100% of the equity interest in five previously jointly owned companies with York, and as of that date these five companies are consolidated in our consolidated financial statements. As of June 30, 2019, 13 companies are jointly-owned with York. During the three-month period ended June 30, 2018, we recorded an equity gain on investments of $2.9 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our 15 interest rate derivative instruments which were outstanding as of June 30, 2019 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2019, the fair value of these 15 interest rate derivative instruments in aggregate amounted to a net asset of $0.9 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended June 30, 2019, a net loss of $3.4 million has been included in OCI and a net loss of $0.3 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended June 30, 2019.

Cash Flows

Three-month periods ended June 30, 2019 and 2018

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2018	2019
Net Cash Provided by Operating Activities	$25.4	$59.4
Net Cash Used in Investing Activities	$(58.0)	$(5.3)
Net Cash Provided by / (Used in) Financing Activities	$(59.7)	$74.4

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2019, increased by $34.0 million to $59.4 million, from $25.4 million for the three-month period ended June 30, 2018. The increase is mainly attributable to the increased cash from operations of $29.6 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $9.9 million and the decreased special survey costs of $2.4 million during the three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2018; partly off-set by increased payments for interest (including swap payments) during the period of $6.6 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $5.3 million in the three-month period ended June 30, 2019, which mainly consisted of advance payments for upgrades for certain of our vessels and dividend distributions we received from an entity jointly-owned with York pursuant to the Framework Deed.

Net cash used in investing activities was $58.0 million in the three-month period ended June 30, 2018, which mainly consisted of advance payments for the construction of five newbuild vessels, payments for the acquisition of two secondhand vessels, payment for capital injection into one entity pursuant to the Framework Deed and proceeds we received from the sale for scrap of one vessel.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $74.4 million in the three-month period ended June 30, 2019, which mainly consisted of (a) $90.5 million of net proceeds relating to our debt financing agreements, (b) $6.9 million we paid for dividends to holders of our common stock for the first quarter of 2019 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from January 15, 2019 to April 14, 2019.

Net cash used in financing activities was $59.7 million in the three-month period ended June 30, 2018, which mainly consisted of (a) $47.4 million net payments relating to our debt financing agreements, (b) $4.8 million we paid for dividends to holders of our common stock for the first quarter of 2018 and (c) $1.0 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock for the period from January 15, 2018 to April 14, 2018 and $2.1 million we paid for dividends to holders of our Series E Preferred Stock, for the period from January 30, 2018 to April 14, 2018.

Six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2018

During the six-month periods ended June 30, 2019 and 2018, we had an average of 61.0 and 53.7 vessels, respectively, in our fleet. In the six-month period ended June 30, 2019, we sold the container vessels MSC Pylos and Piraeus with an aggregate capacity of 7,012 TEU. In the six-month period ended June 30, 2018 we accepted delivery of the secondhand containerships Michigan and Trader with an aggregate capacity of 2,600 TEU and we sold the container vessel Itea with a capacity of 3,842 TEU. In the six-month periods ended June 30, 2019 and 2018, our fleet ownership days totaled 11,035 and 9,718 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2018	2019

Voyage revenue	$183.3	$230.0	$46.7	25.5%
Voyage expenses	(3.0)	(2.5)	(0.5)	(16.7%)
Voyage expenses – related parties	(1.6)	(2.0)	0.4	25.0%
Vessels’ operating expenses	(52.8)	(58.2)	5.4	10.2%
General and administrative expenses	(2.8)	(2.7)	(0.1)	(3.6%)
Management fees – related parties	(9.6)	(10.8)	1.2	12.5%
General and administrative expenses - non-cash component	(2.1)	(1.5)	(0.6)	(28.6%)
Amortization of dry-docking and special survey costs	(3.4)	(4.5)	1.1	32.4%
Depreciation	(46.0)	(55.7)	9.7	21.1%
Amortization of prepaid lease rentals, net	(4.0)	(4.0)	-	-
Loss on sale / disposal of vessels	(0.9)	(18.4)	17.5	n.m.
Vessels’ impairment loss	-	(3.0)	3.0	n.m.
Interest income	1.9	1.7	(0.2)	(10.5%)
Interest and finance costs	(29.4)	(45.3)	15.9	54.1%
Swaps’ breakage costs	(1.2)	-	-	n.m.
Equity gain on investments	5.2	4.3	(0.9)	(17.3%)
Other	0.2	0.3	0.1	50.0%
Loss on derivative instruments	(0.3)	(0.6)	0.3	100.0%
Net Income	$33.5	$27.1

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2018	2019

Voyage revenue	$183.3	$230.0	$46.7	25.5%
Accrued charter revenue	(3.6)	0.2	3.8	n.m.
Amortization of Time-charter assumed	-	0.1	0.1	n.m.
Voyage revenue adjusted on a cash basis (1)	$179.7	$230.3	$50.6	28.2%

Vessels’ operational data	Six-month period ended June 30,
	2018	2019	Change	Percentage Change

Average number of vessels	53.7	61.0	7.3	13.6%
Ownership days	9,718	11,035	1,317	13.6%
Number of vessels under dry-docking	11	6	(5)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). Refer to “Financial Summary” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 25.5%, or $46.7 million, to $230.0 million during the six-month period ended June 30, 2019, from $183.3 million during the six-month period ended June 30, 2018. The increase is mainly attributable to revenue earned by (i) nine vessels acquired during the six-month period ended December 31, 2018 and (ii) decreased off-hire days for certain of our vessels during the six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2018; partly offset by decreased charter rates for certain of our vessels and revenue not earned by two vessels sold for demolition in June and October 2018 and two vessels sold for demolition in March 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 28.2%, or $50.6 million, to $230.3 million during the six-month period ended June 30, 2019, from $179.7 million during the six-month period ended June 30, 2018. Accrued charter revenue for the six-month periods ended June 30, 2019 and 2018, was a positive amount of $0.2 million and a negative amount of $3.6 million, respectively.

Voyage Expenses

Voyage expenses were $2.5 million and $3.0 million for the six-month periods ended June 30, 2019 and 2018, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $2.0 million and $1.6 million for the six-month periods ended June 30, 2019 and 2018, respectively. Voyage expenses – related parties represent (i) fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping and by Costamare Services and (ii) charter brokerage fees payable to Blue Net. Effective July 1, 2019, the fees paid by each vessel-owning subsidiary under (i) above will increase to 1.25% in the aggregate on voyage revenues.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $58.2 million and $52.8 million during the six-month periods ended June 30, 2019 and 2018, respectively.

General and Administrative Expenses

General and administrative expenses were $2.7 million and $2.8 million for the six-month periods ended June 30, 2019 and 2018, respectively, and both include $1.3 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $10.8 million and $9.6 million during the six-month periods ended June 30, 2019 and 2018, respectively. We terminated, effective April 1, 2019, our agreement with Costamare Shipping, dated November 2, 2015, whereby Costamare Shipping had agreed to pass to us the net profit, if any, it received pursuant to its co-operation agreement with V.Ships Greece Ltd.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component for the six-month period ended June 30, 2019 amounted to $1.5 million representing the value of the shares issued to Costamare Services on March 29, 2019 and June 28, 2019, pursuant to the Services Agreement. General and administrative expenses – non-cash component for the six-month period ended June 30, 2018 amounted to $2.1 million representing the value of the shares issued to Costamare Services on March 30, 2018 and June 29, 2018, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $4.5 million and $3.4 million during the six-month periods ended June 30, 2019 and 2018, respectively. During the six-month period ended June 30, 2019, six vessels underwent and completed their special survey. During the six-month period ended June 30, 2018, eleven vessels underwent and completed their special survey.

Depreciation

Depreciation expense increased by 21.1% or $9.7 million, to $55.7 million during the six-month period ended June 30, 2019, from $46.0 million during the six-month period ended June 30, 2018. The increase was partly attributable to the increased average number of vessels during the six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2018.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $4.0 million during each of the six-month periods ended June 30, 2019 and 2018.

Loss on sale / disposal of vessels

During the six-month period ended June 30, 2019, we recorded an aggregate loss of $18.4 million from the sale of the container vessels Piraeus and MSC Pylos. MSC Pylos was classified as asset held for sale as at December 31, 2018. During the six-month period ended June 30, 2018 we recorded a loss of $0.9 million from the sale of the vessel Itea, which was classified as Asset held for sale as at December 31, 2017.

Vessels’ impairment loss

During the six-month period ended June 30, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate. During the six-month period ended June 30, 2018, no impairment loss was recorded.

Interest Income

Interest income amounted to $1.7 million and $1.9 million for the six-month periods ended June 30, 2019 and 2018, respectively.

Interest and Finance Costs

Interest and finance costs were $45.3 million and $29.4 million during the six-month periods ended June 30, 2019 and 2018, respectively. The increase is mainly attributable to the increased average loan balance during the six-month period ended June 30, 2019 compared to the three-month period ended June 30, 2018.

Swaps Breakage Cost

During the six-month period ended June 30, 2018, we terminated three interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs of $1.2 million.

Equity Gain on Investments

During the six-month period ended June 30, 2019, we recorded an equity gain on investments of $4.3 million representing our share of the net gain in jointly-owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and a wholly-owned subsidiary on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”) on the other hand. Since November 12, 2018, we have held 100% of the equity interest in five previously jointly-owned companies with York, and as of that date these five companies are consolidated in our consolidated financial statements. As of June 30, 2019, 13 companies are jointly-owned with York. During the six-month period ended June 30, 2018, we recorded an equity gain on investments of $5.2 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our 15 interest rate derivative instruments which were outstanding as of June 30, 2019 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2019, the fair value of these 15 interest rate derivative instruments in aggregate amounted to a net asset of $0.9 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”), while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the six-month period ended June 30, 2019, a net loss of $5.7 million has been included in OCI and a net loss of $0.6 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the six-month period ended June 30, 2019.

Cash Flows
Six-month periods ended June 30, 2019 and 2018

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2018	2019
Net Cash Provided by Operating Activities	$67.0	$107.2
Net Cash Provided by / (Used in) Investing Activities	$(64.9)	$9.3
Net Provided by / (Used in) Financing Activities	$(61.1)	$0.9

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2019 increased by $40.2 million to $107.2 million, compared to $67.0 million for the six-month period ended June 30, 2018. The increase is mainly attributable to the increased cash from operations of $50.5 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $5.0 million and the decreased special survey costs of $4.9 million during the six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2018; partly off-set by increased payments for interest (including swap payments) during the period of $14.3 million.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $9.3 million in the six-month period ended June 30, 2019, which mainly consisted of proceeds we received from the sale for scrap of two vessels, dividend distribution we received from an entity jointly owned with York pursuant to the Framework Deed and advance payments for upgrades for certain of our vessels.

Net cash used in investing activities was $64.9 million in the six-month period ended June 30, 2018, which mainly consisted of advance payments for the construction of five newbuild vessels, payments for the acquisition of two secondhand vessels, payments for capital injection into certain entities pursuant to the Framework Deed and proceeds we received from sale for scrap of one vessel.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $0.9 million in the six-month period ended June 30, 2019, which mainly consisted of (a) $31.3 million of net proceeds relating to our debt financing agreements (including the prepayments following the sale of two container vessels during the three-month period ended March 31, 2019), (b) $13.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2018 and the first quarter of 2019 and (c) $1.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock, $4.2 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock, $4.4 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock and $5.2 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock for the period from October 15, 2018 to January 14, 2019 and January 15, 2019 to April 14, 2019.

Net cash used in financing activities was $61.1 million in the six-month period ended June 30, 2018, which mainly consisted of (a) $148.2 million net payments relating to our debt financing agreements, (b) $111.2 million net proceeds we received from our public offering in January 2018, of 4.6 million shares of our Series E Preferred Stock, net of underwriting discounts and expenses incurred in the offering, (c) $9.5 million we paid for dividends to holders of our common stock for the fourth quarter of 2017 and the first quarter of 2018 and (d) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock, for the periods from October 15, 2017 to January 14, 2018 and January 15, 2018 to April 14, 2018 and $2.1 million we paid for dividends to holders of our Series E Preferred Stock, for the period from January 30, 2018 to April 14, 2018.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of June 30, 2019, we had a total cash liquidity of $283.9 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of July 24, 2019, the following vessels were free of debt.

Unencumbered Vessels
 (Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
CMA CGM L’ETOILE	2005	2,556
KOKURA	1997	7,403
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Thursday, July 25, 2019 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until August 1, 2019. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10133847.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 45 years of history in the international shipping industry and a fleet of 75 containerships, with a total capacity of approximately 538,000 TEU, including five newbuild containerships currently under construction. Ten of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s most recent Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Fleet List

The table below provides additional information, as of July 24, 2019, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	Evergreen	2016	11,010	28,000	August 2019
7	CAPE TAINARO(i)	ZIM	2017	11,010	39,500	March 2020
8	CAPE KORTIA(i)	Evergreen	2017	11,010	28,000	August 2019
9	CAPE SOUNIO(i)	ZIM	2017	11,010	33,500	March 2020
10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	32,500 (net)	March 2020
11	COSCO GUANGZHOU	COSCO	2006	9,469	28,900	April 2020
12	COSCO NINGBO	COSCO	2006	9,469	28,900	April 2020
13	COSCO YANTIAN	COSCO	2006	9,469	28,900	May 2020 (3)
14	COSCO BEIJING	COSCO	2006	9,469	28,900	May 2020 (4)
15	COSCO HELLAS	COSCO	2006	9,469	28,900	May 2020 (5)
16	MSC AZOV	MSC	2014	9,403	43,000	December 2026(6)
17	MSC AJACCIO	MSC	2014	9,403	43,000	February 2027(6)
18	MSC AMALFI	MSC	2014	9,403	43,000	March 2027(6)
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2026(7)
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2026(7)
21	VALOR	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	April 2023(8)
22	VALUE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	April 2023(8)
23	VALIANT	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	June 2023(8)
24	VALENCE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	July 2023(8)
25	VANTAGE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	September 2023(8)
26	NAVARINO	Evergreen	2010	8,531	21,900	February 2020
27	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021
28	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021
29	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
30	MAERSK KAWASAKI	Maersk	1997	7,403	17,050	February 2020
31	KURE	COSCO	1996	7,403	21,500	April 2020(9)
32	KOKURA	Maersk	1997	7,403	17,050	February 2020
33	MSC METHONI	MSC	2003	6,724	29,000	September 2021
34	YORK	MSC	2000	6,648	11,450	October 2019
35	MAERSK KOBE	Maersk	2000	6,648	17,000	April 2020
36	SEALAND WASHINGTON	Maersk	2000	6,648	(*)	March 2022(10)
37	SEALAND MICHIGAN	Maersk	2000	6,648	(*)	March 2022(10)
38	SEALAND ILLINOIS	Maersk	2000	6,648	(*)	March 2022(10)
39	MAERSK KOLKATA	Maersk	2003	6,644	26,100	March 2022(11)
40	MAERSK KINGSTON	Maersk	2003	6,644	26,100	March 2022(11)
41	MAERSK KALAMATA	Maersk	2003	6,644	26,100	March 2022(11)
42	VENETIKO	Hapag Lloyd	2003	5,928	9,750	August 2019
43	ENSENADA (i)	ONE	2001	5,576	14,250	September 2019
44	ZIM NEW YORK	ZIM	2002	4,992	12,650	October 2020(12)
45	ZIM SHANGHAI	ZIM	2002	4,992	12,650	October 2020(12)
46	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
47	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
48	MEGALOPOLIS	Maersk	2013	4,957	(*)	July 2025
49	MARATHOPOLIS	Maersk	2013	4.957	(*)	July 2025
50	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	10,000	November 2019
51	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	October 2020
52	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	10,000	July 2020
53	ULSAN	Maersk	2002	4,132	11,750	September 2019
54	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
55	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
56	LAKONIA	Evergreen	2004	2,586	(*)	September 2019
57	CMA CGM L’ETOILE	CMA CGM	2005	2,556	9,500	October 2019
58	AREOPOLIS	Evergreen	2000	2,474	8,100	August 2019
59	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
60	MESSINI	Evergreen	1997	2,458	8,100	September 2019
61	MSC REUNION	MSC	1992	2,024	8,550	August 2019
62	MSC NAMIBIA II	MSC	1991	2,023	9,170	September 2019
63	MSC SIERRA II	MSC	1991	2,023	9,170	August 2019
64	NEAPOLIS	Evergreen	2000	1,645	7,100	August 2019
65	ARKADIA(i)	Evergreen	2001	1,550	9,450	February 2020(13)
66	PROSPER	Evergreen	1996	1,504	6,975	August 2019
67	MICHIGAN	MSC	2008	1,300	7,200	September 2019
68	TRADER	-	2008	1,300	-	-
69	ZAGORA	MSC	1995	1,162	6,500	May 2020
70	LUEBECK	MSC	2001	1,078	6,200	January 2020

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(14)
1	YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2020
2	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
3	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
4	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021
5	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters could expire.
(3)	This charter rate will be earned by Cosco Yantian from August 27, 2019. Until then the daily charter rate will be $17,900.
(4)	This charter rate will be earned by Cosco Beijing from August 9, 2019. Until then the daily charter rate will be $17,900.
(5)	This charter rate will be earned by Cosco Hellas from September 7, 2019. Until then the daily charter rate will be $17,900.
(6)	Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $43,000 until the original earliest redelivery dates of the vessels (December 2, 2023-MSC Azov, February 1, 2024-MSC Ajaccio and March 16, 2024-MSC Amalfi). The charters will also be extended for 3 years.
(7)	Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $42,000 until the original earliest redelivery dates of the vessels (January 29, 2023-MSC Athens and February 24, 2023-MSC Athos). The charters will also be extended for 3 years.
(8)	Upon redelivery of each vessel from Evergreen between April 2020 and January 2021, each vessel will commence a 3 year charter with Hapag Lloyd at a daily rate of $34,500. Until then the daily charter rate of each vessel will be $41,700.
(9)	This charter rate will be earned by Kure from July 27, 2019. Until then the daily charter rate will be $16,350.
(10)	The daily rate for Sealand Washington, Sealand Michigan and Sealand Illinois is a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.
(11)	This charter rate will be earned by Maersk Kolkata, Maersk Kingston and Maersk Kalamata until November 14, 2019, February 28, 2020 and April 12, 2020, respectively. From the aforementioned dates until expiry of the charter, the daily rate for each of the three vessels will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions.
(12)	The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2019, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this fifth optional year is expected to be determined in September 2019.
(13)	This charter rate will be earned by Arkadia from July 28, 2019. Until then the daily charter rate will be $9,800.
(14)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

COSTAMARE INC.
Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2018	2019	2018	2019

REVENUES:
Voyage revenue	$183,331	$230,010	$90,577	$117,036

EXPENSES:
Voyage expenses	(3,037)	(2,479)	(1,943)	(643)
Voyage expenses – related parties	(1,588)	(1,952)	(783)	(992)
Vessels' operating expenses	(52,842)	(58,164)	(26,774)	(28,200)
General and administrative expenses	(2,785)	(2,651)	(1,241)	(1,388)
Management fees - related parties	(9,551)	(10,827)	(4,905)	(5,279)
General and administrative expenses – non-cash component	(2,127)	(1,545)	(1,193)	(767)
Amortization of dry-docking and special survey costs	(3,358)	(4,471)	(1,824)	(2,195)
Depreciation	(45,963)	(55,719)	(23,218)	(27,873)
Amortization of prepaid lease rentals, net	(4,041)	(4,042)	(2,032)	(2,033)
Loss on sale / disposal of vessels	(861)	(18,420)	(861)	-
Vessels’ impairment loss	-	(3,042)	-	-
Foreign exchange gains / (losses)	(18)	17	(114)	28
Operating income	$57,160	$66,715	$25,689	$47,694

OTHER INCOME / (EXPENSES):
Interest income	$1,878	$1,686	$878	$851
Interest and finance costs	(29,378)	(45,316)	(14,790)	(22,383)
Swaps’ breakage cost	(1,234)	-	-	-
Equity gain on investments	5,199	4,299	2,889	2,596
Other	95	327	(40)	286
Loss on derivative instruments	(253)	(575)	(326)	(254)
Total other expenses	$(23,693)	$(39,579)	$(11,389)	$(18,904)
Net Income	$33,467	$27,136	$14,300	$28,790
Earnings allocated to Preferred Stock	(14,782)	(15,547)	(7,904)	(7,904)
Net Income available to common stockholders	$18,685	$11,589	$6,396	$20,886

Earnings per common share, basic and diluted	$0.17	$0.10	$0.06	$0.18
Weighted average number of shares, basic	109,340,800	113,540,975	109,873,071	114,040,870
Weighted average number of shares, diluted	109,340,800	116,490,307	109,873,071	116,990,202

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2018	2019
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$113,714	$98,563
Restricted cash	5,600	147,292
Accounts receivable	5,625	10,073
Inventories	11,020	10,610
Due from related parties	4,681	875
Fair value of derivatives	3,514	1,048
Insurance claims receivable	6,476	2,485
Prepaid lease rentals	8,752	27,172
Asset held for sale	4,838	-
Time charter assumed	190	191
Prepayments and other	6,358	7,037
Total current assets	$170,768	$305,346
FIXED ASSETS, NET:
Right-of-use assets	$401,901	$395,076
Vessels and advances, net	2,206,786	2,175,523
Total fixed assets, net	$2,608,687	$2,570,599
NON-CURRENT ASSETS:
Equity method investments	$131,082	$134,076
Prepaid lease rentals, non-current	34,167	11,407
Deferred charges, net	26,250	26,460
Accounts receivable, non-current	17,789	11,455
Restricted cash	47,177	38,043
Fair value of derivatives, non-current	3,727	129
Time charter assumed, non-current	1,222	1,127
Other non-current assets	9,942	10,224
Total assets	$3,050,811	$3,108,866
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$149,162	$193,135
Accounts payable	8,586	5,705
Due to related parties	196	203
Finance lease liabilities	34,299	20,963
Finance lease liabilities to be settled through term-loan proceeds included in current Restricted cash	-	119,116
Accrued liabilities	17,624	16,589
Unearned revenue	12,432	13,851
Fair value of derivatives	-	262
Other current liabilities	2,370	2,307
Total current liabilities	$224,669	$372,131
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,159,244	$1,199,107
Finance lease liabilities, net of current portion	305,033	182,326
Unearned revenue, net of current portion	4,741	4,283
Total non-current liabilities	$1,469,018	$1,385,716
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	11	11
Additional paid-in capital	1,313,840	1,324,542
Retained earnings	38,734	27,632
Accumulated other comprehensive income / (loss)	4,539	(1,166)
Total stockholders’ equity	$1,357,124	$1,351,019
Total liabilities and stockholders’ equity	$3,050,811	$3,108,866

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2018	2019	2018	2019

Voyage revenue	$183,331	$230,010	$90,577	$117,036
Accrued charter revenue (1)	$(3,567)	$191	$(1,003)	$2,040
Amortization of Time-charter assumed	-	$95	-	$48
Voyage revenue adjusted on a cash basis (2)	$179,764	$230,296	$89,574	$119,124

Adjusted Net Income available to common stockholders (3)	$23,835	$39,795	$10,469	$26,215
Weighted Average number of shares	109,340,800	113,540,975	109,873,071	114,040,870
Adjusted Earnings per share (3)	$0.22	$0.35	$0.10	$0.23

Net Income	$33,467	$27,136	$14,300	$28,790
Net Income available to common stockholders	$18,685	$11,589	$6,396	$20,886
Weighted Average number of shares	109,340,800	113,540,975	109,873,071	114,040,870
Earnings per share	$0.17	$0.10	$0.06	$0.18

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three- and six-month periods ended June 30, 2019 and 2018. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2018	2019	2018	2019

Net Income	$33,467	$27,136	$14,300	$28,790
Earnings allocated to Preferred Stock	(14,782)	(15,547)	(7,904)	(7,904)
Net Income available to common stockholders	18,685	11,589	6,396	20,886
Accrued charter revenue	(3,567)	191	(1,003)	2,040
General and administrative expenses – non-cash component	2,127	1,545	1,193	767
Amortization of prepaid lease rentals, net	4,041	4,042	2,032	2,033
Amortization of Time charter assumed	-	95	-	48
Realized (Gain) / loss on Euro/USD forward contracts (1)	(153)	208	102	112
Vessels’ impairment loss	-	3,042	-	-
Loss on sale / disposals of vessels	861	18,420	861	-
Swaps’ breakage costs	1,234	-	-	-
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	-	38	-	38
Loss on asset held for sale by a jointly owned company with York included in equity gain on investments	668	-	668	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(61)	625	220	291
Adjusted Net Income available to common stockholders	$23,835	$39,795	$10,469	$26,215
Adjusted Earnings per Share	$0.22	$0.35	$0.10	$0.23
Weighted average number of shares	109,340,800	113,540,975	109,873,071	114,040,870

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain) / loss on Euro/USD forward contracts, vessels’ impairment loss, loss on sale / disposal of vessels, swaps’ breakage costs, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, loss on asset held for sale by a jointly owned company with York included in equity gain on investments, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, net, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.